				EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Income from continuing operations	$37,563	$56,905	$109,214	$118,247

Add:
Portion of rents representative of the interest factor	288	233	828	723
Interest on indebtedness	38,536	37,384	110,384	105,920
Out-of-market mortgage adjustment	1,568	1,930	5,202	5,677
Preferred dividends	5,982	2,526	16,485	7,576
Net income as adjusted	$83,937	$98,978	$242,113	$238,143

Fixed charges:
Interest on indebtedness	$38,536	$37,384	$110,384	$105,920
Out-of-market mortgage adjustment	1,568	1,930	5,202	5,677
Capitalized interest	6,665	2,119	19,156	4,274
Preferred dividends	5,982	2,526	16,485	7,576
Portion of rents representative of the interest factor	288	233	828	723
Fixed charges	$53,039	$44,192	$152,055	$124,170

RATIO OF EARNINGS TO COMBINED FIXED CHARGES CHARGES AND PREFERRED DIVIDENDS	1.58	2.24	1.59	1.92

Net income available to common shareholders	$38,281	$103,223	$154,940	$243,048
Depreciation and amortization	35,988	32,679	104,462	97,838
Gain on sale of properties	(5,642)	(72,260)	(58,840)	(149,613)
Funds from operations	68,627	63,642	200,562	191,273
Add:
Portion of rents representative of the interest factor	288	233	828	723
Preferred dividends	5,982	2,526	16,485	7,576
Interest on indebtedness	38,536	37,384	110,384	105,920
Out-of-market mortgage adjustment	1,568	1,930	5,202	5,677
Funds from operations as adjusted	$115,001	$105,715	$333,461	$311,169

RATIO OF FUNDS FROM OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.17	2.39	2.19	2.51